

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 24, 2016

James F. Oliviero
Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, NY

> **Re:** **Checkpoint Therapeutics, Inc.**
> **Form 10-12G**
> **Filed July 11, 2016**
> **File No. 000-55506**

Dear Mr. Oliviero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve the comments. Please file your request for withdrawal, as applicable, before the automatic effectiveness date.

Licensing Agreements and Collaborations, page 9

2. We note that on May 26, 2016, you both licensed technology from Jubliant Biosys Limited and sublicensed that same technology to your affiliate, TG Therapeutics. Please revise to provide a unified discussion of this arrangement here and in Item 7, as applicable. In your revised disclosure, please explain why you and your affiliate adopted this structure and discuss the net benefits and responsibilities flowing to you from these

arrangements. In this regard, any relationship between the milestones in the license and sublicense agreements should be addressed.

Item 7. Certain Relationships and Related Party Transactions…, page 68

3.   We refer to your discussion concerning the July 11, 2016 amended and restated Founders Agreement, which you have filed as Exhibit 10.2. Please revise the disclosure on page 68 to explain the material changes contained in the amendment and restatement. In this regard, we note the removal of assets that were listed in Schedule A to the original Founders Agreement. Also, tell us why the parties made the amendment and restatement retroactive to March 17, 2015 and whether there are any attendant impacts.

Note 4- License Agreements

Jubilant Biosys Limited, page F-12

4.   In connection with the sublicense agreement with TGTX, please separately disclose the amount of milestones that may be received from preclinical, clinical development, regulatory, and commercial milestone events. Clarify the factors considered in determining whether each milestone is considered substantive. In this regard, please provide additional disclosure for your TGTX milestones discussed on page F-11. Refer to ASC 605-28-50**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jacob Luxenburg at (202) 551-2339 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark McElreath, Esq., Alston & Bird LLP